21st Street Properties

Proposed Development of a Luxury Condominium Project at 21st Street and Pacific Ave in Virginia Beach, VA. 1.5 blocks off the Atlantic oceanfront – Middle of Boardwalk area. Eight (8) Stories; 135 Condominium Units; 10,420 SF of 1st Fl. Retail + 2nd Fl. Commercial Space; Parking Deck – 339 spaces.



Invest

$100 minimum investment

DEADLINE: December 13, 2024

in 3 months

UNIT PRICE

$10

TOTAL RAISED

$0

VALUATION

$1,000

Reg CF offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

The Developer, Mr. Tony Schmidt, already owns a locally, well-known and operating restaurant business at the corner of **21st Street and Pacific Avenue,** where the subject property may be located. However, he also has some development experience as well through both his immediate and extended family, who have been involved for many years in retail and other types of development - both in Virginia Beach, as well as in other areas of Virginia as well.

He has long believed that there was a need for additional multifamily development in Virginia Beach, which has subsequently been confirmed in consultation with a number of local commercial real estate professionals and experts on the need for additional condominiums in the resort area of Virginia Beach where this property is to be located.


Posh Mollennial
HelevenXities
Little Neck Creek
Beach / Oceanfront
Top rated
Pocahontas Pancake House
33rd Half St
Bakehouse Pizza
Neptune's Park
Laskin Rd
30th St
Pacific Ave
Hyatt House Virginia Beach / Oceanfront
Harris Teeter
RB Comprehensive Dentistry & Facial...
Quemar
27th St
26th Half St
26th St
Great Neck Creek
Plum Bakery
24th St
25th St
Virginia Beach Surf & Rescue Museum
Temporarily closed
Virginia Beach
Linkhorn Bay Apartments
Waterfront Dr
23rd St
Oceanfront
Virginia Museum of Contemporary Art
Old Virginia Beach Rd
21st St
20th St
Virginia Beach Convention Center
DoubleTree by Hilton Hotel Virginia Beach
McDonald's
VIBE CREATIVE DISTRICT
Virginia Beach Oceanfront
Virginia Beach Sports Center
AAAA Self Storage & Moving
Colony Mobile Home Park
Barclay Cottage Bed and Breakfast
Virginia Beach Fishing Pier
Temporarily closed
Virginia Beach Blvd
16th St

General Location Map


Marina:
- Located only approx. 20 Blocks South of Subject
- Deepwater Access Marina
- Short Distance to Fishing Grounds Off-Shore and In the Chesapeake Bay, Year Round
- Accommodations for yachts up to 100 feet with deepwater fixed and floating piers
- Five-minute walk to the Boardwalk
- Convenient to public golf courses, tennis courts, shopping, and the Virginia Aquarium.
- Safe haven for vessels en route to the Bay or the Intra-Coastal Waterway.
- Restaurants on premises
- 110/220 volt-30/50-amp electrical service
- Modern restrooms and showers
- Well lighted slips, piers, and pump-out station
Sports Complex
View Looking West
Convention Center
Boardwalk:
• At over 3 miles long, and one of the longest Boardwalks in the country, this iconic Boardwalk runs from Rudee Inlet to 40th Street.
• The Boardwalk is an entertainment hub with live music venues, top dining options – and plenty of space to run, rollerblade or cycle alongside the ocean.
• The Virginia Beach Boardwalk hosts regular performances from talented artists, from street performers to musicians. Admire a juggler's skills or a magician's tricks and, in the summer months, head for the live music at the four open-air oceanfront stages located about every 5-7 blocks along.
• Atlantic Fun Park, on 15th Street, is a small amusement park. There are also go-karts, a 100-foot Ferris wheel and fairground-style games. It's open seven days a week in the summer
• Oceanfront dining with local seafood is the signature Virginia Beach Boardwalk experience. Restaurants have been serving up dishes including jumbo crab legs and steamed shrimp since 1981. Other restaurants, meanwhile, pride themselves on "dock to table" dining.
• The Boardwalk hosts a steady stream of festivals throughout the year, from crab soup competitions and craft beer to the high-energy Latin Fest. The boardwalk also comes alive during the Neptune Festival, featuring a weekend of music, art and international sand sculpting; the North American Sand Soccer Championships; and the East Coast Surfing Championships.
RUDEE HEIGHTS
Vibe Creative District
Home of Future Surf Park
(Now Under Construction)
SUBJECT
Virginia Beach
Rudee Inlet
Pacific Ave.
Atlantic Ave
Virginia Beach Pier:
• Located b/wn 14th & 15th St.
• Pier Fishing in heart of Resort Area
• No Fishing License Required
• Subject is Walking Distance to Pier
Boardwalk
Oceanfront: Wide, Clean Beaches

Project Proximity to Oceanfront Activities



Nearby Amenities w/in a 2-Mile Radius:
• Numerous Public & Private Schools
• 6 Grocery Stores
• 8 Bank Branches
• 1 Hospital
• Numerous Restaurants
• Oceanfront Hotels Stretching over 3.5 Miles along Boardwalk
• Various Entertainment Venues and Clubs
• An Amusement Park located at 15th Street
• 2 Miniature Golf Courses , 1/2 block North, and 1/2 Block East, respectively
• Virginia Beach Aquarium – w/in 2 Miles South of Subject
• Rudee Inlet Restaurants
• Rudee Inlet Marina
• Virginia Beach Pier
• Subject is 1 Block from famous Virginia Beach Boardwalk
Coming Soon:
• Proposed Surf Park, now under construction, will be located just 1 block south of the Subject Property.
• Rudee Loop – a proposed Skateboard Park and Water Park near Rudee Inlet.
• New Oceanfront Hotel at 17th Street. Current hotel at that location being bulldozed and a new resort hotel being constructed in its place by redeveloper of the historic Cavalier Hotel.
Subject Project Amenities:
• Gym & Training Facility
• Yoga Room
• Pool
• 2 Restaurants on 1st FL (w/ Delivery)
• Golf Cart Rentals – (for local on-road convenience travel).
• On-Site Parking in Parking Deck
• Nearby, quick and easy access to all nearby neighborhood amenities listed
• Resort living in a well-established, resort destination located within a broader self-sustaining community comprising banks, schools, parks, etc.
SUBJECT
PROPOSED SURF PARK
(Now Under Construction)
Pacific Ave
Atlantic Ave
Arctic Ave
Virginia Beach Pier
<<<-----Virginia Beach Oceanfront and Boardwalk----->>>

Surrounding Development

Sponsor Sacrifice and Cash Contribution to Project To-Date

Mr. Schmidt believes in this concept so much that he is willing to sacrifice, and plans to sacrifice, his existing restaurant business, which may have to be torn down and destroyed in order to facilitate the development of the proposed condominium and retail project.

While his business is planned to ultimately be "re-built" in the ground floor retail portion of the new project once it is constructed, it may be at least 2-3 years before that occurs. Thus, he is giving up his existing business and also livelihood for several years to see that this project is developed.

As further evidence of his commitment to this project, he has also already contributed significant cash equity into the deal in the amount of approximately $850,000 (rounded) to cover, as much as possible to-date a number of pre-development costs and expenses, such as initial Architectural & Engineering plans and renderings; professional fees; payments towards required City permits and other filing fees; feasibility studies, etc.

While developing this Project may certainly ultimately benefit him personally, as he may eventually get his restaurant back plus other financial returns associated with developing the Property, the project may also provide a number of benefits to the local community, including:

1. Much needed additional available living space within the Virginia Beach resort area
2. Increased tax revenue to the City of Virginia Beach in the form of not only real estate taxes, but also sales and other applicable local taxes (which further helps to support numerous City services to ALL residents).
3. Development of this project may also help to support the myriad of restaurants and other businesses located within a 1 to 3 mile radius of the subject property that operate within the Virginia Beach resort area, which depend not only tourist foot traffic in season, but also local resident traffic as well in order to stay in business out of season.

In short, this project may have many benefits beyond economic solely to Mr. Schmidt personally, as the developer.

SUCCESS TO DATE

At the moment, the project is still in the pre-development phase. However, with the **funding already provided out-of-pocket by the Sponsor, initial Architectural renderings and floor plan drawings have been completed**, certain legal and professional fees have been paid, consultations with local real estate experts have been undertaken to examine the market and financial feasibility of the proposed project, numerous conversations and discussions with local city officials as well as **members of the City Council have taken place to determine City support for this project** (which is considerable based on the conversations to-date).

Also, immediately adjacent to his restaurant is a piece of land with a small historical building on it owned by the City that they wish to preserve. The City recently put out an RFP seeking a worthy person / project to which they would be willing to simply "give" this land and building to. Mr. Schmidt applied to receive this land and building, which he is planning to somehow incorporate into the proposed project.

PROBLEM

Demonstrated need for both additional living space in the resort area of Virginia Beach, as well as the City's need for additional revenue to support services to ALL local residents. As noted previously, the Project Principal (Mr. Tony Schmidt) has long known that there was a need for additional multifamily development in the Virginia Beach Resort and Oceanfront area, which has subsequently been confirmed in consultation with a number of local commercial real estate professionals and experts on the need for additional condominiums in the resort area of Virginia Beach where this property is located.

SOLUTION

Use the land on which Sponsor's current restaurant sits, plus assemble a few very small immediately surrounding parcels, in addition, secure a small and currently City-owned immediately adjacent parcel as well, in order to assemble a total 1.45 acre parcel of land for development of the proposed 8-story 135 unit condominiums, retail, and parking deck project, located in the heart, and center, of the Virginia Beach resort area, less than 2 blocks off the oceanfront and main Boardwalk area.



Simulated Image

Land Assemblage to Create Development Parcel


Note: Property boundary lines shown in each exhibit are for general illustration purposes only and may (and likely will) differ some from final surveyed boundary lines.
Total Site Size After Assemblage: Approx. 1.43 Acres
Existing Seafood Restaurant
City Parcel (Donated by City)
Looking West

Also, immediately adjacent to his restaurant is a piece of land with a small historical building on it owned by the City of Virginia Beach that they wish to preserve. The City recently put out an RFP seeking a worthy person / project to which they would be willing to simply "give" this land and building to. Mr. Schmidt applied to receive this land and building, which he may somehow incorporate into the proposed project.

BUSINESS MODEL

The development of the proposed condominium, retail and parking deck project is planned to result in several substantial income streams:

1. Condominium Units for Sale: Currently, in consultation with the lead selling agent Mr. Jon Decker of Berkshire Hathaway (see the "Team" section for more information), the plan is to sell off the proposed 135 multi-family units as condominiums.

Proposed Condominium Unit Mix

Unit Type	Ratio: % of	# of Units	SIZE per UNIT (SF - Avg)	TOTAL NET UNIT SF
2BR / 2BA	74.07%	100	1,350	135,000
3BR/2.5BA	23.70%	32	1,550	49,600
3 or 4 BR Penthouse Stndrrd.	1.48%	2	2,000	4,000
3 or 4 BR Penthouse - Large	0.74%	1	2,500	2,500
		TOT. UNITS	**AVG. UNIT SIZE (SF)**	**TOTAL NET UNIT SF**
		135	1,416	191,100

2. Parking Income: In addition to the Condominium Sales Income, there may also be on-going annual income from the Parking Deck, both in the form of monthly parking fees from condo owners living in the project, as well as from "transient" parking from non-residents. We plan on having 339 spaces in the parking deck. Residents can only account for the use of approximately 135 of those spaces (with a few minor exceptions for those residents who may want additional spaces, if they have more than one car). All remaining spaces can be leased to the public for those visiting the ground floor retail tenants or other nearby businesses or the oceanfront itself. "Transient" use of all remaining spaces is planned to thus add additional income to the monthly resident parking income based on locally comparable market rates for public parking.

3. Annual Net Operating Income from the Ground Floor Retail Tenants: This represents Gross Rental Income from all ground floor retail / commercial tenants, less a small vacancy allowance and estimated annual operating expenses.

4. Master Lease of Common Area in Condo Building to HOA: Once all units are sold, the Homeowners Association that may be established to operate and maintain the proposed building's common areas are planned to do so subject, as currently planned, to a Master Lease of this building common area by the Project Sponsor to the HOA. (The Sponsor may also decide to simply "sell" the Common Area portion of the main condominium building to the HOA instead).

MARKET

In 2022, front-line hospitality professionals helped introduce Virginia Beach to an estimated 13.64 million visitors according to Tourism Economics. These visitors spent $2.4 billion in Virginia Beach, resulting in a total economic impact of $3.7 billion.

The proposed condominium to be developed at 21st Street & Pacific Avenue in Virginia Beach VA is planned to be an exceptional and much needed addition to the city's real estate offerings. The proposed 135 condominium units are planned to range in size from 1,300 to 2,500 square feet, with 2-bedroom, 3-bedroom, penthouse, and townhome layouts that may be attractive to a deep pool of buyers.

The location of the project is critical to the development's predicted success as well. Situated at one of Virginia Beach's major gateways, adjacent to the city's hottest new attraction and entertainment venue "Atlantic Park" (Surf Park, Retail, Restaurants, and Live Music Venue), which may be on the opposite side of 21st Street from the subject property. All while located just one and half blocks from the boardwalk, beautiful Virginia beaches and the Atlantic Ocean.

The Virginia Beach resort district offers hotel, timeshare, and leasable apartment options but is currently limited in condominium acquisition - especially in a project of the proposed caliber of the subject property. Regardless, the few recently developed condominiums in the resort area, which were of slightly less quality than as proposed at the subject property, were sold out in short order, and the resale of those units are still desirable in the event they become available for resale in today's marketplace. Local real estate broker-experts that specialize in condominium sales expect that the buyer absorption of this proposed project (when it comes on-line) may be substantial.

From the second home vacation-buyer, to the empty-nester, to the retiree, to those full-time residents looking to downsize or upgrade to a luxury condo, this proposed project can speak to many demographics and buyer types. In the opinion of one of the most highly regarded local condominium specialists, Mr. Jon Decker of Berkshire Hathaway, in his professional opinion, the expected sales activity for the proposed project may be strong once the condos are ready for delivery.

TEAM



Mr. Tony Schmidt

Project Sponsor

Mr. Tony Schmidt is a lifelong resident of Virginia Beach, Virginia – other than the years he spent away from home getting his formal education. Mr. Schmidt is a graduate of Colorado Mountain College in Breckenridge Colorado. He also attended the University of Utah, where he studied business law. After that he attended Old Dominion University in Norfolk, Virginia. After his formal education, he has spent over 30 years as an entrepreneurial businessman in a number of different fields, in particular owning and operating restaurants ranging from Mexican, Seafood, Fast Food, Sports Bars, all of which he started from scratch and made them highly profitable entities.

He has public company experience by bringing his family owned Zero Subs franchise public in 1996. He focused on developing and managing the real estate operations for Zero Subs. During his career, he has built over 18 restaurants, and he has been buying and selling restaurant operating companies for over 28 years.

In addition, Mr. Schmidt has 28 years of commercial real estate experience and to supplement this business, he has owned a plumbing company, vending business and HVAC firm that he started up recently and currently operates.

Mr. Schmidt invented a franchise craft burger bar and designed a concept from menus to kitchens and build outs. He currently owns and operates the 21st Street Oyster & Raw Bar near the oceanfront in Virginia Beach, which is one of the most popular restaurants in the oceanfront area.

Mr. Schmidt also provides consulting services to various local and regional restaurants and advises his clients on how to optimize revenues and profits.



Mr. Ben Berry

D.B. Berry Consulting, Inc.
Commercial Mortgage Banker / Capital Advisor

Mr. D. Ben Berry is a 48+-year veteran of the Commercial Real Estate and Investment Banking Industry.

After graduating from the University of North Carolina, Mr. Berry began his banking career in 1978 with Peoples Bank and Trust Company in Rocky Mount, North Carolina. As his career advanced, he subsequently served in a number of management and commercial lending positions, with a focus on commercial real estate lending. And as a result, he ultimately served as the Eastern Regional Executive in Commercial Real Estate for Peoples Bank & Trust Company, covering eastern North Carolina and southeastern Virginia.

Mr. Berry also contributed to the formation of Centura Bank (now PNC Bank), which resulted from the merger of Peoples Bank & Trust Co. with Planters National Bank, both of which were based in Rocky Mount, North Carolina. Each of these institutions held $1 Billion in pre-merger assets. Mr. Berry was also instrumental in a number of acquisitions during his tenure with the bank. For example, he played a key role when RBC, Royal Bank of Canada, bought Centura Bank in the late 1990's, as RBC wanted a U.S. presence, thus merging and becoming RBC Centura Bank. After many years of operating this way, RBC Centura was ultimately acquired by PNC Bank, which has over $370 billion in assets.

After the Centura and RBC merger, in the late 1990's, Mr. Berry, who by that time was Chief Credit Officer of RBC Centura, subsequently left the bank and founded Gateway Financial Corporation in 1998 and served as its Chairman and Chief Executive Officer. The bank initially raised $12 million in start-up capital, all due to the efforts of Mr. Berry. He then subsequently built and grew the Bank into the 7th largest financial institution based in North Carolina and Virginia. In ten years, Gateway reached $2.2 billion in assets and had over 37 branches in North Carolina and Virginia. Gateway Financial Corporation was a publicly held company and traded on NASDAQ.

Under Mr. Berry's tenure, he participated in over $100 million in public capital raises. In addition to acquiring The Bank of Richmond in 2007 and purchasing a branch network from Essex Bank. In addition, during his tenure, the bank purchased a number of independent insurance agencies, which enhanced the bank's non-interest income.

The bank maintained high credit standards and asset quality and executed a growth strategy that brought expanding return on equity for shareholders. Gateway Bank outperformed its peers in the KBW Banking Index and the S&P 500. The bank merged with the Bank of Hampton Roads in 2009, and Mr. Berry served for a while post-merger as President of Hampton Roads Bankshares.

However, tiring of that, Mr. Berry ultimately formed D.B. Berry Consulting, Inc. in 2010 and has continued working in the Investment Banking, Private Consulting and Capital Advisory Services fields, representing clients with respect to commercial real estate capital-markets matters, as well as complex corporate finance and equity and debt placements to public and private companies. In addition to providing advisory and consulting services and the private placement of debt, he has also advised public company Real Estate Investment Trusts (REITs) and commercial banks on corporate finance and capital markets matters as well. Mr. Berry has placed over $750 million in capital and debt placements for public company Real Estate Investment Trusts (REITS) from 2014-2023 alone, and over the course of his 40+ year career, he has financed or placed more than $3 Billion.

Mr. Berry has served as a financial advisor and consultant to public companies advising management and the board of directors on strategic planning, capital markets matter and regulatory matters. Mr. Berry has also served as a consultant to several China-based companies since 2017, advising them on capital market matters, investor relations and initial public offerings.

His firm has strategic alliances with Harvard Investors Group, Arcadia Securities, and Newbridge Securities. His firm also strong working relationships with JP Morgan, Deutsche Bank, UBS, Morgan Stanley, Benefit Street Partners, Avison Young, Jones Trading, Sandler O'Neill, Brookline Capital, Key Bank, Wells Fargo, Bank of America, Citi Bank, Bank of New York Mellon, Revere Capital, JGB Capital as well as numerous other Wall Street and other national firms and banking institutions, as well as many both small and large private family offices.



Mr. Jon Decker Berkshire

Hathaway Home Services / RW Towne Realty
Real Estate Sales Broker

Mr. Decker has more than 25 years' experience in residential and commercial sales. He specializes in luxury Residential and Condominium sales. He is considered to be the leading condominium sales agent in the Greater Virginia Beach area.

Other Key Professional Advisor Firms

Accountant / Accounting Firm

William R. Moss
Moss & Associates

Legal

Charles Pincus, III
Pincus, Goodman, P.C.

Architect & Engineering Firm

J. Grey Mason
Cox & Kliewer

Company Awards:
– Hampton Roads Association for Commercial Real Estate
– Excellence in Development Design Award
– Award of Merit for Best Multi-Family
– Monticello Station at Wells Fargo Center
– Hampton Roads Association for Commercial Real Estate
– Excellence in Development Design Award
– Award of Excellence for Best Recreation/Entertainment/Hospitality
– ANA Monument
– Hampton Roads Association for Commercial Real Estate
– Excellence in Development Design Award
– Award of Merit for Best Renovated/Historic Rehabilitation
– Franklin Condominiums
& many other Company awards and Accolades as well

Contractor

SB Ballard
One of the largest and most experienced commercial contracting firms in the Greater Hampton Roads area (of which Virginia Beach is a part). In Hampton Roads, where it all began for this company, SBBCC's accomplishments include some of the region's most important structures like the Half Moone Cruise and Celebration Center, St. Mary's Home for Disabled Children, Kellam High School, Virginia Beach Seawall/Boardwalk, Lyman B. Brooks Library at Norfolk State University and the Ted Constant Convocation Center and S.B. Ballard Football Stadium at Old Dominion University.

Stephen B. Ballard and his team of more than 100 professionals approach every opportunity with the highest commitment to quality and a reputation as solid as the toughest slab of concrete. The evidence is in the work they have completed and the respect they have generated. 81% of their clients have used them on 3 or more projects. They have offices in 17 different locations in the mid-Atlantic and Southeast.

What They Offer:
– Construction Management
– Design-Build
– General Contracting
– Green Building/LEED™
– Pre-Construction
– P3/PPEA Services
– Virtual Design Construction

USE OF PROCEEDS

If the offering's maximum amount of $1,200,000 is raised:

Use	Value	% of Proceeds
Architect	$500,000	41.7%
Engineering	$450,000	37.5%
Legal and Accounting	$20,000	1.7%
Consulting	$171,200	14.3%
Intermediary fees	$58,800	4.9%

TERMS

This is an offering of Class B units, under registration exemption 4(a)(6), in 21st Street Properties, LLC, doing business as 21st Street Properties . This offering must raise at least $10,000 by December 13, 2024 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. 21st Street Properties may issue additional securities to raise up to $1,200,000, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

120,100 units
× $10 per unit

$1,201,000 implied valuation

FINANCIALS

21st Street Properties 's official name is 21st Street Properties, LLC, so that's the name that appears in the statements below.

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

> Website

UPDATES

Sep 12, 2024 • Primary offering of 120,000 units at $10

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